June 24, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Stacey Peikin and Lilyanna Peyser

Re:	SIGNA Sports United N.V.

Registration Statement on Form F-1

Filed May 13, 2022

File No. 333-264912

On behalf of our client, SIGNA Sports United N.V. (the “Company”), we set forth below the Company’s responses to the letter, dated June 8, 2022 (the “Comment Letter”), containing the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form F-1 filed with the Commission by the Company on May 13, 2022 (the “Registration Statement”).

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 1 to the Registration Statement on Form F-1/A (the “Amendment”) through EDGAR concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

In order to facilitate your review of our responses, we have restated each of the Staff’s comments from the Comment Letter in bold and italics below, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our responses to each of the Staff’s comments immediately below the corresponding numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Form F-1 filed May 13, 2022

General

1.

Revise the cover page and throughout the prospectus to clarify whether you are registering a primary issuance or a resale of the 1,800,000 ordinary shares. You suggest on the prospectus cover page and in various places throughout the prospectus that you are attempting to register both a primary issuance and the resale of the 1,800,000 shares. For example, we note your disclosure on the cover page that “This prospectus relates to the issuance by us of up to 1,800,000 ordinary shares...;” however, you disclose on page ii that this is a shelf registration and “The Selling Securityholders may use the shelf registration statement to sell up to 1,800,000 Ordinary Shares...”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages ii, 6, 57, 191, 191 and II-2 of the Amendment.

2.

Please revise the prospectus to include all material terms of the Cash to Equity Bonus Conversion. In addition, file the agreements relating to the Cash to Equity Bonus Conversion as exhibits to the registration statement or tell us why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same on page 111 of the Amendment. The Company has filed the agreements relating to the Cash to Equity Conversion as exhibits 10.17 and 10.18 to the Amendment.

3.

Please supplementally tell the Staff, with a view toward disclosure, whether the private placement of the ordinary shares is complete and the reasons that it is complete. We note on page 6 that “Cash to Equity Bonus Conversion” is the “conversion of certain cash bonus payments to a corresponding number of Ordinary Shares...to be issued...” (emphasis added). In addition, we note the statement on page 3 of the Exhibit 5.1 legal opinion that “[s]ubject to receipt by the Company of payment in full for, or otherwise satisfaction in full of the payment obligation in respect of the Cash to Equity Conversion Shares, and when issued and accepted in accordance with the Resolutions and the Reviewed Documents, the Cash to Equity Conversion Shares will be validly issued, fully paid, and non-assessable” (emphasis added). Also please revise your disclosure to clarify whether the conversion formula results in a fixed amount and is not based on market price. Refer to Securities Act Sections Compliance and Disclosure Interpretations 139.11.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same on page 111 of the Amendment. In addition, the Company has filed the agreements relating to the Cash to Equity Conversion as exhibits 10.17 and 10.18 to the Amendment. The Company has revised the Registration Statement to register the resale of only the 229,413 Ordinary Shares already issued in a private placement transaction which was completed on May 23, 2022.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at 213.687.5122 or +49.69.74220.170 or by email at michelle.gasaway@skadden.com and stephan.hutter@skadden.com.

Sincerely,

/s/ P. Michelle Gasaway, Esq.
P. Michelle Gasaway, Esq.

/s/ Stephan Hutter, Esq.
Stephan Hutter, Esq.

VIA E-MAIL

cc:	Stephan Zoll

SIGNA Sports United N.V.

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